UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number:  001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-255184).

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Underwriting Agreement, dated April 13, 2021, among GFL Environmental Inc., the selling shareholders named therein, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc.
99.2	Consent of Stikeman Elliott LLP
99.3	Consent of Davies Ward Phillips & Vineberg LLP
99.4	Term Sheet, dated April 12, 2021, relating to the Subordinate Voting Shares of GFL Environmental Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: April 20, 2021	By:	/s/ Patrick Dovigi
Name: Patrick Dovigi
Title: President and Chief Executive Officer